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                                                                       EXHIBIT 4

                         [LETTERHEAD OF ETHICON, INC.]

                                                                 October 1, 1998

Subject: Employment Agreement -- George Savage, M.D.

As co-founder of FemRx, George Savage has expressed his commitment to assist Ethicon, Inc. in the successful transition and integration of FemRx with Ethicon, Inc.

The duration of George's commitment to Ethicon, Inc. is undeclared at this point. Ethicon, Inc. would like to accept the offer of 6 months of continued service beyond the close date in George's current capacity and requests a commitment at least through June 30, 2000.

Details of a retention agreement will be finalized during discussion with George over the next 2 weeks.

While any separation payments are being made, it is agreed that George will not take employment with nor actively engage in the development of businesses that directly compete with the FemRx products without the prior consent of Ethicon, Inc.

Signature of this document denotes acceptance. Additional details will be developed through discussion during the next 2 weeks.

It is our intent that this agreement will be replaced by a more detailed agreement within one month from this date.

In no event shall George Savage have any commitment to Ethicon, Inc. beyond May 30, 1999 unless there is a separate agreement.


/s/ George Savage                        /s/ Gary Loudamy
-------------------------------------    ---------------------------------------
George Savage, M.D.                      Gary Loudamy
Sr. Vice-President, Research &           Director, HR Systems and Business
Development                              Improvement


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